SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 31, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual General Meeting, Information Circular, Proxy Form and Supplemental Mailing List request form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

Date:   January 31, 2007

James Sinclair

James E. Sinclair, Chief Executive Officer

Exhibit 1

NOTICE OF

ANNUAL GENERAL MEETING

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

Le Royal Meridien King Edward Hotel

 Windsor Ballroom

37 King Street East

Toronto, Ontario

Canada  M5C 1E9

at 10:00 a.m. (Toronto time)

on February 26, 2007

TO THE SHAREHOLDERS OF TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at Le Royal Meridien King Edward Hotel, Windsor Ballroom, 37 King Street East, Toronto, Ontario, Canada M5C 1E9 on February 26, 2007 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.

To receive and consider the Chairman's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2006.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect directors for the ensuing year.

4.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 12, 2007 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent prior to 10:00 am (Toronto time) on February 23, 2007.  The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 12th day of January, 2007

By Order of the Board

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

Suite 1400-355 Burrard Street

Vancouver, B.C.  V6C 2G8

INFORMATION CIRCULAR

(As at January 12, 2007 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation" or “Tanzanian Royalty”) for use at the annual general meeting (the "Meeting") of the Corporation to be held on February 26, 2007 and at any adjournment(s) thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy.  To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the notice of meeting or other business which may properly come before the meeting.

Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)

a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)

a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 86,455,185 Common Shares are issued and outstanding.  Each Common Share carries with it one vote.  The holders of Common Shares of record at the close of business on January 12, 2007 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)

a shareholder has transferred the ownership of any shares after January 12, 2007, and

(ii)

the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ANNUAL MEETING BUSINESS

ELECTION OF DIRECTORS

The number of directors proposed for nomination is fixed at nine.  The nine persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, municipalities of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company	April 30, 2002	3,187,596
Victoria Luis Sherman, Connecticut Director	Corporate Accountant of the Company	April 30, 2002	167,500
Jonathan G. Deane(3) Kwazulu, Natal, South Africa Director, President	President of the Company since 2004; Exploration Manager of the Company since 1996	September 1, 2006	3,470

Name, Municipality of Residence and Position With the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
Marek J. Kreczmer(3) West Vancouver, British Columbia Director	President, CEO and Director of Northwestern Mineral Ventures Inc.	July 24, 1991	424,738
Ulrich E. Rath(2)(3) Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd.	October 7, 2003	Nil
Anton Esterhuizen(3) Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001	55,000
William Harvey(2) Sharon, Connecticut Director	Psychologist	April 30, 2002	275,000
Rosalind Morrow Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	345,000
Dr. Norman Betts(2) Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick	January 4, 2005	5,000

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 12, 2007 is based on information furnished to the Corporation by the individual nominees.

(2)

Member of Audit and Compensation Committee.

(3)

Member of Technical Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation has 4 executive officers.  Particulars of executive compensation are set out below.

(a)

Cash

During the financial year ended August 31, 2006, the aggregate cash compensation paid or payable to the executive officers of the Corporation by the Corporation and its subsidiaries for services rendered was $194,256.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards	Shares or Units Subject to Resale Restrictions	Payouts
					Securities under Options (RSUs) /SARs Granted (#)		LTIP Payouts
James E. Sinclair, Chief Executive Officer	2006 2005 2004	Nil $36,861 $119,100	Nil Nil Nil	$6,250 $10,000 $10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Corporate Accountant; Former Chief Financial Officer & Corp. Secretary	2006 2005 2004	$57,020 $61,362 $66,430	$4,707 $5,066 $4,792	$6,250 $10,000 $10,000	2,785 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, Chief Financial Officer	2006 2005 2004	$9,800 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	N/A N/A N/A
Jonathan G. Deane, President	2006 2005 2004	$118,071 $125,973 $113,974	$4,658 $Nil $5,574	$5,450 $6,000 $4,020	6,964 Nil Nil	Nil Nil Nil	$5,907 $6,299 $5,583	Nil Nil Nil

(b)

Plans

The Corporation has Long Term Incentive Plans ("LTIP") pursuant to which cash compensation was paid or distributed to executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(i)

By an agreement dated May 1, 2003, the Corporation appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation.  The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.

(ii)

The Restricted Stock Unit (“RSU”) Plan is intended to enhance the Corporation’s and its Affiliates’ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of restricted stock units. As of April 11, 2006, the Board resolved to suspend 2,000,000 of the 2,500,000 Shares previously authorized for issuance, such that a maximum of 500,000 Shares shall be authorized for issuance under the RSU Plan until such suspension may be lifted or further amended. Any of these awards of restricted stock units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

(iii)

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board resolved that the Corporation will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated.  During the Corporation's most recently completed financial year, no options to purchase Common Shares were granted to executive officers.

OPTION (RSU)/SAR GRANTS DURING THE MOST

RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options (RSUs) /SARs Granted (#)	% of Total Options (RSUs) /SARs Granted to Directors and Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options (RSUs) /SARs on the Date of Grant ($/Security)	Expiration Date
James E. Sinclair, CEO	Nil	Nil	Nil	Nil	Nil
Victoria Luis, Former Chief Financial Officer and Corp. Secretary	2,785	4%	Nil	$7.18	April 11, 2009
Regina Kuo-Lee, Chief Financial Officer	Nil	Nil	Nil	Nil	Nil
Jonathan Deane, President	6,964	10%	Nil	$7.18	April 11, 2009(1)

(1)

Subject to earlier vesting - performance goals specified.

AGGREGATED OPTION/SAR EXERCISES DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR AND

FINANCIAL YEAR-END OPTION (RSU)/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options (RSUs) /SARs at August 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options (RSUs) /SARs at August 31, 2006 ($) Exercisable/ Unexercisable
James E. Sinclair, CEO	Nil	Nil	Nil	Nil
Victoria Luis, Corporate Accountant; Former Chief Financial Officer and Corp. Secretary	37,500	$235,875	2,785	$21,974
Regina Kuo-Lee Chief Financial Officer	Nil	Nil	Nil	Nil
Jonathan Deane, President	Nil	Nil	6,964	$54,946

(c)

Other

Except as set out herein under "Cash", there was no other compensation paid by the Corporation to executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees other than those covered by a collective agreement.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is an Employment Contract dated June 8, 2004 with Jonathan Deane, President of the Corporation, which provides for a remuneration of US$102,660 per annum, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Corporation’s staff house.

Report on Executive Compensation

The Corporation’s executive compensation is reviewed by the Audit and Compensation Committee (the “Committee”) of the Board of Directors.  The Committee monitors the performance of the Corporation’s senior officers and reviews the design and competitiveness of the Corporation’s compensation plans.

Senior executive compensation is primarily based on cash compensation.  This determination is made with regard for the need to ensure compensation packages that will attract and retain qualified and experienced individuals.  In determining the compensation levels, the Committee examines salaries which are set at levels competitive with the salaries paid by corporations of a comparable size within the industry, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success.   The Committee also considers from time to time, annual bonuses based on individual and corporate performance.   Executive compensation may also include a share ownership opportunity through the Corporation’s

Employee Share Ownership Plan (“ESOP”) and Restricted Stock Unit (“RSU”) Plan in which directors and officers are eligible to participate, which provides long-term incentives.

Mr. Sinclair has agreed to accept a substantially reduced level of compensation for his position as Chief Executive Officer to assist the Company.  As a result, the Committee has not established formal compensation criteria for Mr. Sinclair’s compensation.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity :

1.

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

2.

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. Norman Betts (Chair)

Dr. William Harvey

Mr. Ulrich Rath

None of these individuals is an officer of the Corporation.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the Toronto Stock Exchange for the five most recently completed financial years.  The S&P/TSX Composite Index is a total return index.

	08/31/2002	08/31/2003	08/31/2004	08/31/2005	08/31/2006
Tanzanian Royalty Exploration Corp.	$100	$282.35	$172.06	$295.59	$1,160.29
S&P/TSX Composite Index	$100	$130.25	$155.93	$185.03	$209.39

Compensation of Directors

The Board of Directors implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Directors’ fees of $91,000 were paid to directors during the fiscal year ended August 31, 2006.

Outstanding Stock Options

At the end of the Corporation's most recently completed financial year the number of Common Shares purchasable under outstanding stock options granted to directors, other than executive officers, was as follows:

Name	Number of Shares	Date of Grant	Exercise Price	Expiry Date
William Harvey	75,000	May 3, 2002	$0.79	May 3, 2007

RSUs Granted and Compensation Paid to Directors During the Fiscal Year Ended August 31, 2006:

Name	No. of RSUs Granted	Annual Compensation Paid	Date of Grant	Vesting Period(2)	Expiration Date
James Sinclair(1)	Nil	$ 5,000	Nil	Nil	Nil
Victoria Luis(1)	2,785	$ 6,250	April 11, 2006	3 years	April 11, 2009
Jonathan G. Deane(1)	6,964	Nil	April 11, 2006	Minimum 1 year(3)	April 11, 2009
Marek J. Kreczmer	5,501	$14,562	April 11, 2006	1 year	April 11, 2007
Ulrich E. Rath	2,368 2,785	$16,125	April 11, 2006 April 11, 2006	1 year 3 years	April 11, 2007 April 11, 2009
Anton Esterhuizen	5,989	$12,312	April 11, 2006	1 year	April 11, 2007
William Harvey	5,223	$14,375	April 11, 2006	1 year	April 11, 2007
Rosalind Morrow	7,660	$ 7,812	April 11, 2006	1 year	April 11, 2007
Norman Betts	5,501	$14,562	April 11, 2006	1 year	April 11, 2007
RSUs held by directors as a group	44,776

(1) Inside Director

(2) Subject to the conditions of the RSU Plan with respect to earlier vesting

(3)  Performance Goals specified

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation

plans approved by security holders (Stock Option Plan)	75,000	$0.79	2,705,132*
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	69,565	$7.18	430,435
Total	144,565	N/A	3,135,567

*As of April 3, 2003, the Board Resolved that the Corporation will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated.

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Audited financial statements for the fiscal year ended August 31, 2006 and the report of the auditors thereon are enclosed with this Information Circular.  The presentation of the audited financial statements to the shareholders at the Meeting will not constitute a request for approval or disapproval.

The Corporation is required by law to have an Audit Committee which reviews the financial statements prior to their approval by the Board of Directors.  The members of the Audit and Compensation Committee are Norman Betts (Chair), William Harvey and Ulrich Rath.

APPOINTMENT OF AUDITOR

The Corporation recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of the Corporation to hold office until the next annual meeting.    KPMG LLP are the current auditors of the Corporation and were first appointed auditors on October 30, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The Board has confirmed the strategic objective of the Corporation of seeking out and exploring gold and diamond deposits with the intention of partnering with an exploration corporation to generate a royalty interest in a deposit that results in production.  The Corporation intends to become a financial company that acts as a proxy for gold having generated its income from the exploration projects that are developed by others producing royalties from the property inventory.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board of Directors describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.  Board of Directors

The Board is comprised of nine (9) directors, five (5) of whom are independent for the purposes of NI 58-101. Those directors are:  Norman Betts, Anton Esterhuizen, William Harvey, Marek Kreczmer and Ulrich Rath.

James E. Sinclair is not independent as he serves as Chairman and CEO of the Corporation.  Victoria M. Luis is not independent as she was formerly Chief Financial Officer and Corporate Secretary of the Corporation.  Jonathan Deane is not independent as he serves as President of the Corporation.  Rosalind Morrow is not independent as Borden Ladner Gervais LLP, the law firm of which she is a Partner, provides legal services to the Company.

The Board of directors of the Corporation consist of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:

Starfield Resources Inc.; Ventus Energy West Cape LP; Slam Exploration Inc.; Tembec Inc. and New Brunswick Power Corp.

Anton Esterhuizen:

Managing Director, Pangea Exploration (Pty).

Marek Kreczmer:

Northwestern Mineral Ventures Inc.; Golden Patriot Mining Inc.; Soho Resources Ltd.

Ulrich Rath:

Chariot Resources Ltd.

The independent directors do not at this time hold separate meetings at which management is not in attendance.  The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors.

The Chair of the Board, Mr. James E. Sinclair, is not an independent director. The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.  The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held three board meetings and five audit committee meetings since the beginning of the recently completed financial year.  Due to the various global locations of the Corporation’s directors, Board members attend via telephone conference call.  Although available and willing to attend, due to technical difficulties Rosalind Morrow, Ulrich Rath and William Harvey were unable to attend one meeting. Marek Kreczmer was unable to attend one meeting and Anton Esterhuizen was unable to attend two meetings.  All audit committee members attended every Audit and Compensation Committee meeting.

2. Board Mandate

The following is the mandate of the Board of Directors of the Company:

•

Advocate and support the best interests of the Company;

•

Review and approve strategic, business and capital plans for the Company;

•

Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•

Review the principal risks of the Company’s business and pursue the implementation of appropriate systems to manage such risks;

•

Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

•

Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•

Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements;

•

Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit Committee Charter, on at least an annual basis;

•

Select, evaluate, and compensate the senior management;

•

Grant share options or share appreciation rights, or both, and monitor the evaluation and compensation of senior management;

•

Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Company to its shareholders;  in addition, assume responsibility for the Communication Policy of the Company to ensure that it addresses how the Company interacts with analysts and the public and that it contains measures for the Company to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Company;

•

Monitor compliance with the Communication Policy and be responsible for the granting of any waivers therefrom;

•

Monitor overall safety and environmental policies and programs;

•

Monitor the development and implementation of programs for management succession and development; and

•

Discharge such other duties as may be required for the good stewardship of the Company.

3.  Position Descriptions

The Board has developed a written position description for the Chairman of the Board.  The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO.  The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction.  The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.  Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports).  New directors are encouraged to visit and meet with management on a regular basis.  Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors.  However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.  Ethical Business Conduct

The Board has adopted a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour.  The Code is available upon request from the Corporation at Suite 1400-355 Burrard Street, Vancouver, BC V6C 2G8, Canada.  The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com.  The Code is also available for viewing on the SEDAR website at www.sedar.com.  The Board accepts the responsibility of monitoring compliance with the Code.   The Corporation has filed no material change reports relating to departures from the code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.  Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee and these functions are currently performed by the Board as a whole.  However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.  Furthermore, when a vacancy on the Board arises, independent directors are encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

7.  Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the

Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.  Other Board Committees

The Board has appointed two committees, an Audit and Compensation Committee, and a Technical Committee.

The Technical Committee is composed of three unrelated and outside directors:  Marek Kreczmer, Ulrich Rath, Anton Esterhuizen; and one related and inside director:  Jonathan Deane.  The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board.

9.  Assessments

Due to the size of the Corporation’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.  The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis.  Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the Board.  The Board considers this to be an appropriate role for Mr. Sinclair.  The Board has functioned, and is of the opinion that it can continue to function, independently as required.  When necessary or desirable, the Board will establish committees composed of members who are independent with respect to the issue to be determined.

The Board, together with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements for the year ended August 31, 2006 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 1400, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.  Such copies will be sent to any shareholder without charge.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

APPROVAL AND CERTIFICATION

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 19th day of January, 2007

BY ORDER OF THE BOARD

“James E. Sinclair”

“Regina Kuo-Lee”

James E. Sinclair

Regina Kuo-Lee

Chairman and Chief Executive Officer

Chief Financial Officer

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

9th Floor – 100 University Avenue

Toronto, Ontario  M5J 2Y1

Fax:  1-866-249-7775

The undersigned shareholder hereby elects to receive:

❑

Interim Financial Statements for the first, second and third financial quarters of 2007 and the related MD&A;

and/or

❑

Annual Financial Statements for the fiscal year ended August 31, 2007 and 2006 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am a:

❑

Registered shareholder OR

❑

Beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP No.:  87600U104

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 26, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on February 23, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

00ET8A

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Tanzanian Royalty Exploration Corp. (the "Corporation") hereby appoints: James E. Sinclair, Chairman and CEO of the Corporation, or failing this person, Victoria Luis, Director of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Tanzanian Royalty Exploration Corp. to be held at Le Royal Meridien Hotel, Windsor Ballroom, 37 King Street East, Toronto, Ontario on February 26, 2007 at 10:00 am (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

To fix the number of directors at nine (9).

For ☐ Withhold ☐

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2. Election of Directors

01. James E. Sinclair ☐ Withhold ☐

02. Victoria Luis ☐ Withhold ☐

03. Marek J. Kreczmer ☐ Withhold ☐

04. Anton Esterhuizen ☐ Withhold ☐

05. William Harvey ☐ Withhold ☐

06. Ulrich Rath ☐ Withhold ☐

07. Rosalind Morrow ☐ Withhold ☐

08. Norman Betts ☐ Withhold ☐

09. Jonathan Deane ☐ Withhold ☐

3. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

☐ Withhold ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

[redacted] this box if you would like to receive interim financial statements and accompanying [redacted]agement's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.